02051508

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the Month of **July 2002**

TradeRadius Online Inc.
(formerly BidCrawler.com Online Inc.)
(Translation of registrant's name into English)

9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ______

Please note that pursuant of Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, *the following two questions are not relevant to this registrant and are therefore left blank.*

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Form 20-F ______ Form 40-F ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TradeRadius Online Inc.

Date: July 31, 2002

By: [signature]
[Print] Name: Marion McGrath,
Title: Director

Index

1. News Release dated July 17, 2002;
2. Form 53-901F, Material Change Report dated July 17, 2002;
3. News Release dated July 19, 2002; and
4. Form 45-902F, Report of Exempt Distribution.

TradeRadius Online Inc.
9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC, V7X 1M8
Telephone: (604) 893-7062

FOR IMMEDIATE RELEASE
July 17, 2002

TSX Trading Symbol: **TDO**
OTCBB Trading Symbol: **TDOLF**

Investor Contacts: George M. Leary
(403) 258-1395
gmlminerals@shaw.ca

CALGARY, AB – TradeRadius Online Inc. (the "Company") announces that its acquisition agreement with Clientclick Communications Corp.("Clientclick"), as previously announced and due to poor market conditions in raising capital for technology ventures, has been terminated.

The Company plans to change its focus and is currently pursuing mineral property acquisitions-particularly in gold, for development in the resource sector. Primary attention is being given to gold resource properties with reserves in Canada, Latin America and the Pacific Rim.

About TradeRadius Online Inc.

Headquartered in Calgary, AB, TradeRadius Online Inc. trades on the TSX Venture Exchange under the symbol TDO.V and on the OTC Bulletin Board under the symbol TDOLF. TradeRadius is an electronic commerce software and online services provider. The Company empowers purchasing and sales professionals by organizing the online marketplace and managing trading activities. To learn more about TradeRadius please visit http://www.traderadius.com.

BY ORDER OF THE BOARD OF DIRECTORS

"George M. Leary"

George M. Leary, M.Sc. P.Eng
Chairman

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

TradeRadius Online Inc.

Item 2. **Date of Material Change**

July 17, 2002

Item 3. **Press Release**

Press Release dated July 17, 2002 and forwarded to Canada Stockwatch, Market News Publishing Ltd., the TSX Venture Exchange, the British Columbia Securities Commission, and the Alberta Securities Commission.

Item 4. **Summary of Material Change**

The Company announced that it would not be proceeding with the acquisition of Clientclick Communications Corp. and that the Company intends to change its focus to mineral property acquisitions.

Item 5. **Full Description of Material Change**

TradeRadius Online Inc. (the "Company") announced that its acquisition agreement with Clientclick Communications Corp.("Clientclick"), as previously announced and due to poor market conditions in raising capital for technology ventures, has been terminated.

The Company plans to change its focus and is currently pursuing mineral property acquisitions-particularly in gold, for development in the resource sector. Primary attention is being given to gold resource properties with reserves in Canada, Latin America and the Pacific Rim.

Item 6. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officers**

Marion McGrath - Secretary - (604) 893-7062

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 17th day of July, 2002.

"Marion McGrath"
Marion McGrath, Secretary

TradeRadius Online Inc.
9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC, V7X 1M8
Telephone: (604) 893-7062

FOR IMMEDIATE RELEASE
July 19, 2002

TSX Trading Symbol: **TDO**
OTCBB Trading Symbol: **TDOLF**

Investor Contacts: George M. Leary
(403) 258-1395
gmlminerals@shaw.ca

Further to a news release dated April 26, 2002, TradeRadius Online Inc. ("TradeRadius") announces the completion of its private placement pursuant to which TradeRadius raised $15,681 through the sale of 52,270 units. The securities issued pursuant to the private placement are subject to a hold period expiring on November 16, 2002.

About TradeRadius Online Inc.

Headquartered in Calgary, AB, TradeRadius Online Inc. trades on the TSX Venture Exchange under the symbol TDO.V and on the OTC Bulletin Board under the symbol TDOLF. TradeRadius is an electronic commerce software and online services provider. The Company empowers purchasing and sales professionals by organizing the online marketplace and managing trading activities. To learn more about TradeRadius please visit http://www.traderadius.com.

BY ORDER OF THE BOARD OF DIRECTORS

"George M. Leary"

George M. Leary, M.Sc. P.Eng
Chairman

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

BC Form 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   TradeRadius Online Inc.
   9th Floor, 555 Burrard Street
   Vancouver, BC, V7X 1M8

   Telephone: (604) 893-7062

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an Exchange Issuer

3. Describe the type of security and the aggregate number distributed.

   52,270 units, each unit comprised of one common share and one non-transferable two -year share purchase warrant entitling the holder thereof to purchase one additional common share for $0.60 at any time on or before July 15, 2004.

4. Date of the distribution(s) of the security.

   July 16, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Section	Number of Shares
128(h)	52,270

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
LN Family Holdings Ltd. St. Andrews Court Frederick Street Steps Nassau, Bahamas N-4805 (Leon Nowek)	52,270	$0.30	$15,681	128(h)

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Not applicable.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable.

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

500,000 shares.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

$50,000.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 19th day of July, 2002.

TradeRadius Online Inc.
Name of issuer (please print)

[signature]
Signature of authorized signatory

Marion McGrath, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "British Columbia Securities Commission".